EXHIBIT 16.1

February 7, 2018

COOL TECHNOLOGIES, INC.

We have read Item 4.01 of Form 8-K dated February 6, 2018 of COOL TECHNOLOGIES, INC. (“the Registrant”) and are in agreement with the statements concerning therein as it pertains to our firm. Except we were not provided a copy of the Form 8-K before it was filed on February 6, 2018.

We have no basis to agree or disagree with other statements of the Registrant contained in Item 4.01.

Very truly yours,

/s/ ANTON & CHIA, LLP